Press Release

[Graphic omitted] Ahold

                                                  Royal Ahold
                                                  Corporate Communications


                                           Date:  October 20, 2003
                           For more information:  +31 75 659 57 20



Ahold appoints Jim Lawler as Chief Human Resource Officer

Zaandam, The Netherlands, October 20, 2003 -- The Ahold Corporate Executive Board today announced it has appointed Jim Lawler as Chief Human Resource Officer, effective immediately. He succeeds Arthur Brouwer, who was recently appointed Chief Business Support Officer.

Lawler (44) will report to Ahold President & CEO Anders Moberg, and will be responsible for all human resource matters at Ahold, including management development, staffing, compensation and benefits and change management.

Lawler most recently served as Chief Human Resource Officer for Ahold USA, based in Chantilly, Virginia. He joined Ahold in 1999 as Executive Vice President Human Resources for Giant-Landover. Prior to that he was Senior Vice President of Human Resources for Rexam PLC. Lawler spent the majority of his earlier career with PepsiCo, holding a number of executive positions in Europe and the United States. He began his career with Nordson Corporation.

Commenting on the appointment, Anders Moberg said: 'At both Giant-Landover and at Ahold USA, Jim played a key role in his field, assisting both organizations in directing complex change management processes and improving their talent base. We are confident that, with the valuable experience Jim has gained in both Europe and the United States, he will make an important contribution to leading the human resources discipline within Ahold and building organizational capability in a changing organization.'

Ahold Corporate Communications:  +31.75.659.57.20




                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302